701 Wild Rose Lane Elk City, ID, 83525 4093 Oceanside Blvd. Suite B Oceanside, CA, 92056

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	Therapeutic Solutions International, Inc. (TSOI)
Registration Statement on Form S-1A
File No.: 333-268070

January 30, 2023

Ladies and Gentlemen:

This correspondence is Therapeutic Solutions International, Inc.’s, (“TSOI”) response to your comments letter of January 27, 2023 and describes how each of the comments has been addressed in the amended filing of January 30, 2023, S-1A, Amendment Three (3).

Risk Factors, page 20

Comment 1: We note your revisions in response to our prior comment 2. We note that you are registering up to 555,000,000 shares and that the purchase price under the equity financing agreement is defined based on the trading price of your common stock. Given this, please expand your risk factor titled “We may not have access to the full amount under the Financing Agreement” to discuss the impact of the trading price per share on your ability to access the full amount available under the equity financing agreement pursuant to this registration statement, or advise. We note that at your current share price, 555,000,000 shares have a value between $3 and $4 million.

Response: The Risk Factor titled “We may not have access to the full amount under the Financing Agreement” has been amended to discuss the impact of the trading price (if it remains too low) may affect the Company’s ability to access the full amount under the securities Purchase Agreement with GHS.

Executive Compensation, page 46

Comment 2: Please update your compensation disclosure for your recently completed fiscal year ended December 31, 2022. For guidance, see Item 402 of Regulation S-K and Question 117.05 of Regulation S-K Compliance and Disclosure Interpretations.

Response: The compensation disclosure has been updated as of the recently completed fiscal year ended December 31, 2022.

General

Comment 3: We note your revisions in response to our prior comment 6 and reissue in part. Your prospectus still contains some references to incorporating by reference. Please revise the below statements to remove the references to incorporating by reference Exchange Act filings:

● on the Cover Page, “See “Risk Factors” beginning on page 20 and the risk factors in our most recent Annual Report on Form 10-K, as well as in any other recently filed quarterly or current reports and, if any, in the relevant prospectus supplement. We urge you to carefully read this Prospectus, its exhibits, together with the documents we are entitled to incorporate by reference, if any, describing the terms of these securities before investing”; and

701 Wild Rose Lane Elk City, ID, 83525 4093 Oceanside Blvd. Suite B Oceanside, CA, 92056

● on page F-15, it states that “The following discussion and analysis should be read in conjunction with the accompanying financial statements and related notes, as well as the Financial Statements and related notes in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and the risk factors discussed therein filed with the SEC” and under Item 1A. Risk Factors, that “No material changes to risk factors have occurred as previously disclosed in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on March 31, 2022.”

Response: All references to “incorporating by reference” have been removed.

It would be appreciated if, as soon practicable, you would inform the company and Hugh Kelso at (619) 840-5056, if there are any additional actions required

Very truly yours,

Therapeutic Solutions International, Inc.

By:	/s/: Timothy G. Dixon
Timothy G. Dixon
Chief Executive Officer

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